Exhibit 99.1

Hanwha SolarOne Obtains three-year US$87 million Term-Loan Facility

SHANGHAI, December 19, 2014 /PRNewswire/ Hanwha SolarOne Co. Ltd. (the “Company”, or “Hanwha SolarOne”), a top-10 global photovoltaic manufacturer of high-quality, cost-competitive solar modules, today announced that Hanwha SolarOne Co., Ltd has secured a three-year US$87 million term loan facility (the “Loan”) from the Export-Import Bank of Korea (KEXIM). The loan will mature on December 29, 2017 with payment of principle to be made at maturity. The interest rate floats with the three-month LIBOR, plus 1.83% per annum. The loan proceeds will be used for working capital including redemption of the company’s convertible senior notes with a January 15, 2015 put option. The Company previously announced a three-year US$23 million term loan facility from KEXIM to its Qidong subsidiary on December 15, 2014.

Mr. Jay SEO, Chief Financial Officer of Hanwha SolarOne, commented, “this new loan provides us with additional flexibility in supporting near-term debt obligations as well as the future growth of the company. KEXIM is a valued financial partner and continues to support our company in a significant way. We believe access to overseas capital at attract rates provides us with a distinct advantage.” Mr. SEO concluded, “The two most recent loans from KEXIM allows us to improve our balance sheet and provides us with additional resources to start the new year.”

About Hanwha SolarOne

Hanwha SolarOne Co., Ltd. (NASDAQ: HSOL) is one of the top 10 photovoltaic module manufacturers in the world, providing cost-competitive, high quality PV modules. It is a flagship company of Hanwha Group, one of the largest business enterprises in South Korea. Hanwha SolarOne serves the utility, commercial, government and residential markets through a growing network of third-party distributors, OEM manufacturers and system integrators. The company maintains a strong presence worldwide, with a global business network spanning Europe, North America, Asia, South America, Africa and the Middle East. As a responsible company committed to sustainability, Hanwha SolarOne is an active member of the PV Cycle take-back and recycling program. On December 8, 2014 the Company announced the acquisition of Hanwha Q CELLS in an all-stock transaction, which is expected to close during the first quarter of 2015 (see filings with the SEC for full disclosure). For more information, please visit: http://investors.hanwha-solarone.com.

For further information, please contact:

Investor Contact:

Paul Combs

V.P. of Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-solarone.com

Source: Hanwha SolarOne Co. Ltd.